1-14481

02035015

P.E 5-16-02

EXECUTED COPY

FORM 6-K

RECD S.E.C.
MAY 16 2002
1086

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 or 15d-16 OF THE SECURITIES EXCHANGE ACT OF 1934

FOR MAY 16, 2002

TELE LESTE CELULAR PARTICIPAÇÕES S.A.
(Exact name of Registrant as specified in its charter)

TELE LESTE CELLULAR HOLDING COMPANY
(Translation of Registrant's name into English)

PROCESSED
MAY 20 2002
THOMSON FINANCIAL

Av. Silveira Martins 1036, Cabula
41150-000 Salvador, BA, Brazil
(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:]

FORM 20-F X **FORM 40-F___**

[Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.]

YES ___ **NO X**

[If "Yes " is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):] Not applicable

CRGP

TELE LESTE CELULAR PARTICIPAÇÕES S.A.

TABLE OF CONTENTS

Item 1

TELE LESTE CELULAR PARTICIPAÇÕES S.A.
Announces Accumulated Consolidated Financial Results for the First Quarter 2002

For further information, please contact:

Nilson Guimarães
TELE LESTE CELULAR PARTICIPAÇÕES S.A., Brazil
Tel. : (55-71) 387-7610
Fax : (55-71) 387-7602
nilson.guimaraes@telebahiacelular.com.br
http://www.telebahiacelular.com.br

Salvador – Brazil, May 6, 2002 – TELE LESTE CELULAR PARTICIPAÇÕES S.A. (NYSE: TBE; BOVESPA: TLCP) today announced its consolidated financial results for the three months ended March 31, 2002 stated in nominal reais and in accordance with the Brazilian Corporate Law # 6,404 of December 15, 1976, and modified by Law # 9,457 of May 5, 1997. The Company registered a consolidated net profit of R$2.5 million.

Highlights (Consolidated)

In thousands of reais	**March 31, 2002**	**March 31, 2001**	**Change**
Net operating revenue	107,641	93,188	15.5%
EBITDA	37,879	30,484	24.3%
EBITDA Margin	35,2%	32,7%	2.5 p.p.
Operating profit	7,154	2,972	140.7%
Net profit	3,569	1,599	123.2%
Capital	305,396	305,396	-
Capital stock (in thousand of shares)	479,445,039	479,445,039	-
EPS (000)	0.01	0.00	-
Digitalization (%)	77	63	14 p.p.
Cellular lines in service	851	714	19.2%
Contract customers (000)	318	322	-1.2%
Prepaid customers (000)	533	392	36.0%

1. **Relevant Facts:**

- In the first three months of 2002 Tele Leste Celular registered a 19% growth in its customer base compared to the same period of the previous year. The number of customers reached 851,000.
- Digitalization has already reached 77%.
- The advantage program "Mundo de Vantagens MoviStar Top" allows for the conversion of calling minutes into points for future exchange for handset acquisition.

During the first three months of 2002, Tele Leste Celular has continued focusing its efforts on expanding and modernizing its network and providing an increasingly wide range of services with higher levels of quality, thus preparing the Company, both administratively and commercially, for the new business environment which is unfolding.

The Company's strategy has been based on (1) the consolidation of a sound market leadership in the states of Bahia and Sergipe; (2) the continuous digitalization of the cellular network; (3) the creation of mobile telecommunications services integrated to the Internet, using wireless application protocol (WAP) and data transmission technologies, and; (4) the introduction of new products for the corporate segment and sophisticated service plans to meet the satisfaction of its customers.

Tele Leste Celular's customer base grew 19% during the first quarter of 2002 compared to the same period of the previous year. At March 31, 2002, the Company's number of customers had reached 851 thousand, of which 533 thousand were prepaid users. The digitalization rate reached 77% (63% at March 31, 2001), representing an increase of 1,400 basis points.

In the first quarter of 2002, the Company launched the "Programa Favoritos" ("Frequent-party-user Program"), aimed at contract-plan customers of the two subsidiaries, Telebahia Celular and Telergipe Celular. This program consists of the choice and registration of 5 other users by the costumer. Thereafter, the customer shall receive discounts up to 30% on calls to the chosen lines.

Furthermore, the Company's operators still maintain the customer-retention program, "Mundo de Vantagens MoviStar Top" ("World of Advantages MoviStar Top"). Designed to target contract clients, the program involves both a point system and a Club of Advantages. Through the Points Program, the traffic generated by clients is converted into points, which can be used to get a discount on a new handset or even a free handset, depending on the amount of points the client has accumulated. The longer the person has been a contract client and the higher the customer cellular usage, the better the conversion rate in the exchange for points. These points, which are personal and not transferable, are valid for three years. The Club of Advantages offers, through a personal card, discounts and advantages in partner shops and services, such as language courses, computer courses, travel shops, flights, tickets, hotels, restaurants, bookstores, shops and other benefits.

In March 2002, the Company entered in an agreement with TIM Maxitel to expand its short-text-messaging service – MoviStar Torpedo. This agreement allows the transmission and reception of short-text messages using cellular handsets of Telebahia Celular, Telergipe Celular and TIM Maxitel customers. This is the first time that the two major players in the mobile telecommunications market of the states of Bahia and Sergipe have implemented a joint service, aiming at benefiting all cellular users of the region. The exploitation of the advantages and convenience of the transmission of short messages within the cellular operators of the region reinforces the Company's commitment towards customer satisfaction, as well as the continuous introduction of services.

2. Financial Figures (Consolidated)

Consolidated (in thousand of reais)	March 31, 2002	March 31, 2001	Change (%) 1Q 2001 – 1Q 2000
Gross operating revenue	145,961	124,678	17.1%
Net operating revenue	107,641	93,188	15.5%
EBITDA	37,879	30,484	24.3%
EBITDA margin (%)	35.2%	32.7%	2.5 p.p.
Net profit	3,569	1,599	123.2%
Total assets	849,061	894,723	-5.1%
Shareholders' equity	449,125	453,562	-1.0%

Tele Leste Celular registered a net profit of R$3.6 million in the first quarter of 2002. The Company's operating performance in the first three months of the years resulted principally from the growth of revenue from services, the stabilization of customer acquisition costs and the improvement of internal processes.

At March 31, 2002, the Company's net revenue reached R$107.6 million, representing a growth of 15.5% compared to the same period of the previous year. This growth was principally due to the expansion of the customer base, increases in service tariffs, revenue from usage charges and monthly subscription fees in the first quarter of 2002. Furthermore, interconnection revenue grew principally due to growth in the number of prepaid users, and to promotional incentives for incoming calls. Additional services presented an increase, mainly due to intensified usage of supplementary and other services aimed at corporate customers, and data and messaging services.

In the first three months of 2002, the cost of goods and services registered a 17.8% rise compared to the same period of the previous year. The increase in costs of goods and services in the period resulted principally from higher depreciation expense due to an expansion of the Company's fixed assets, increased interconnection expenses due to the growth of the customer base, especially prepaid users, and an increase in the cost of goods sold due to a higher volume of handsets sales.

The increase in revenues from usage, the stabilization of customer acquisition costs and the optimization of internal processes had a positive impact on the Company's operational cash generation. At March 31, 2002, the Company registered an operational cash flow (EBITDA) of R$37.9 million. The Company's EBITDA margin was 35.2%, representing an evolution of 250 basis points compared to the first three months of 2001 (margin of 32.7%), and of 410 basis points in relation to the fourth quarter of 2001.

At March 31, 2002, the Company's net financial expense registered a 7.8% reduction compared to the same period of the prior year. This decrease resulted from an improvement in operating cash flow, reduction of financial debt and the continuous implementation of a hedging strategy. The 100% coverage of the foreign exchange risk of the Company's dollar denominated debt aims at easing the impact of the volatile foreign exchange rate, due to the unstable local and international economic environment.

The first quarter 2002 was marked by continued positive operational margins. Tele Leste Celular's performance in the first quarter resulted principally from the continuous optimization of processes. Consolidated net profit for the quarter was R$3.6 million, a growth of 123.2% compared to the first three months of 2002.

Emphasizing customer service quality, Tele Leste Celular has been prioritizing the development of its cellular network, investing in digitalization and new technologies. The adoption of a commercial strategy oriented towards sustained growth and the frequent introduction of new services aims at improving profitability and maintaining sound market leadership in the region.

#######

Plans and Services

Contract Plans

MoviStar Basic – Plan suitable to customers with a non-specific usage pattern. The services included in the digital basic plan are MailBox and Caller ID, e-mocion, Torpedo and Data/Fax.

MoviStar Personal – The MoviStar Personal plan, which is intended for subscribers who only make limited use of the system during the day and concentrate their calling activity at night and on weekends. The MoviStar Personal includes the following: MailBox and Caller ID, e-mocion, Torpedo and Data/Fax.

MoviStar Professional – A family of plans suitable to customers who use the system intensively, especially during business hours, with options that include up to 80, 150, 200 or 400 minutes of airtime per month. These service plans include MailBox, Text Messaging Notice, Follow-Me, Call Waiting, three-way Calling, e-mocion, Torpedo and Data/Fax.

MoviStar Travel – The MoviStar Travel plan is designed for frequent travelers and has the additional feature of not imposing extra roaming charges for calls made within the region.

Standard – Reference plan for the company, which is associated with the reference basket of tariff and fees. It is intended for subscribers who have no specific usage pattern. This service plan includes MailBox, Text Messaging Notice, e-mocion, Torpedo and Data/Fax.

Free 80 and Free 200 – These plans are designed for frequent users, especially during business hours, with up to 80 and 200 minutes of airtime included per month, respectively. These service plans include MailBox, Text Messaging Notice, Follow-Me, Call Waiting, e-mocion, Torpedo and Data/Fax.

Night – This plan is intended for users who concentrate their calling activity at night and on weekends, offering 40 minutes of monthly airtime to calls directed at fixed telephones, during evenings and weekends (off-peak hours). These service plans include MailBox, Text Messaging Notice, e-mocion, Torpedo and Data/Fax.

Prepaid plans

MoviStar/Easy Day – which is designed for prepaid users whose calling activity is concentrated during the daytime. These service plans include MailBox, Text Messaging Notice, Call Waiting, e-mocion, Torpedo and Data/Fax.

MoviStar/Easy Night – which is designed for prepaid users whose calling activity takes place primarily at night. These service plans include MailBox, Text Messaging Notice, Call Waiting, e-mocion, Torpedo and Data/Fax.

MoviStar/Easy Fix – which is intended for prepaid users who have no specific additional usage patterns. These service plans include MailBox, Text Messaging Notice, Call Waiting, e-mocion, Torpedo and Data/Fax.

Corporate plans

Free Company 30 and Free Company 80 – These plans are both intended for corporate business subscribers who use the system intensively, especially during business hours, with versions including up to 30 and 80 minutes of airtime per month. These service plans include MailBox, Text Messaging Notice, Follow-Me, Call Waiting, Three-Way Calling, e-mocion, Torpedo and Data/Fax free of additional fee.

MoviStar Enterprise – Intended for corporate subscribers who have no specific usage pattern, and grants progressive discounts according to use. The MoviStar Enterprise service plan includes MailBox, Text Messaging Notice, Follow-Me, Call Waiting, Three-Way Calling, e-mocion, Torpedo and Data/Fax free of additional fee.

Services

MoviStar Torpedo – This service allows users to send text messages containing up to 147 characters, using digital handsets to other digital users of Telebahia Celular/Telergipe Celular. The Company charges R$0.20 per message delivered.

Torpedo Web – This service allows users to send text messages containing up to 147 characters, using the Company's web to other digital users of Telebahia Celular/ Telergipe Celular, accessing the web link "MoviStar Net". This is a free service.

Torpedo Mail – This service allows users to send text messages containing up to 147, using e-mail tools, such as Outlook, Lotus Notes, Eudora: the e-mail address is formed by user phone number@movistarnet.com.br. This is a free service.

Torpedo Chat – This service creates a chat environment in the cellular. The client can also create a chat room with its favorite subjects. All chat rooms can handle until 15 users.

Torpedo da Galera – This service allows users to send text messages to up to 10 persons simultaneously, as long as they are digital users of Telebahia Celular/Telergipe Celular.

Torpedo News Assinatura – This service allows users to receive text messages with the news from Brazil and the world, via WAP. Currently, there are to newswires: CNN and iBahia.

Torpedo News Extra – This service allows users to request specific types of news using WAP service.

Torpedo Games – This service allows users to play games using the WAP services.

E-mocion – Clients who have a handset equipped with a "minibrowser" and are within the digital coverage of the Company are able to send and receive e-mails, access news and information, book flight reservations and buy CDs and other goods, through providers which have a partnership with the Company. There is no additional subscription fee to use this service. The customer only pays for the airtime. Contract customers pay R$0.30 per minute during peak hours and R$0.20 per minute during off-peak hours. Prepaid users pay R$0.60 per minute during peak hours and R$0.40 per minute during off-peak hours. Through an agreement with Telesp Celular, Telerj Celular, Telest Celular and Global Telecom, the client can use the WAP services offered by these companies paying the normal roaming tariff.

My E-mocion – The service offers an automatic e-mail address which is: the long distance code + the phone number@emocion.com.br. The e-mocion MailBox can handle up to 50 messages in each box (inbox, recycle bin or save). The service also offers an address book with personal information such as name, surname, company, telephone number, cellular telephone number, e-mail, a timetable and other tools.

***365 –** Launched in January 1999, the service *365 is the result of a partnership between the Company and Brasil Assistência S.A. Some of the available services are: automotive assistance, home assistance, medical assistance, dentistry and hospital facilities, flower delivery, flight information and bookings, tickets to shows, restaurants and hotel reservations, medicine delivery, and others.

MoviStar Amigo "+" – Allows prepaid clients to have free balance check in digital plans through a short message and in the analog one through a call once a day. It also allows credit recharge through the subscriber's bank account, 30-day free mailbox access after the subscriber recharges his credits, valid until July 31, 2001 and roaming services, if a contract subscriber previously allows the debit of the roaming fees in his account.

MoviStar Gestão – The service allows the corporate clients to control their usage, the period of usage and services available in their employees' cellular lines. With an Internet password, the corporate clients can have different service options for each of their lines and also control their costs.

@viso Empresa – Allows the simultaneous delivery of text messages to one or more customers of Telebahia Celular/Telergipe Celular. This service is offered only to large corporate customers.

TELE LESTE CELULAR PARTICIPAÇÕES S.A. AND SUBSIDIARIES

BALANCE SHEETS--MARCH 31, 2002 AND DECEMBER 31,2001

(In thousands of Brazilian reais)

(Translation of the original in Portuguese)

ASSETS

	Company		Consolidated	
	March 31, 2002 (Unaudited)	December 31, 2001	March 31, 2002 (Unaudited)	December 31, 2001
CURRENT ASSETS:				
Cash and cash equivalents	12,328	13,026	33,333	28,975
Accounts receivable, net	-	-	73,752	75,245
Recoverable and deferred taxes	8,376	7,747	51,805	51,756
Inventories	-	-	12,621	14,845
Hedge operations - swap	-	-	895	3,364
Other	-	-	3,920	2,360
	20,704	20,773	176,326	176,545
NONCURRENT ASSETS:				
Recoverable and deferred taxes	207	193	186,496	180,841
Hedge operations - swap	-	-	3,037	4,753
Other	57	57	2,926	2,433
	264	250	192,459	188,027
PERMANENT ASSETS:				
Investments in subsidiaries	442,002	438,486	-	-
Property, plant and equipment	-	-	480,276	496,898
	442,002	438,486	480,276	496,898
Total assets	462,970	459,509	849,061	861,470

The accompanying notes are an integral part of these balance sheets.

TELE LESTE CELULAR PARTICIPAÇÕES S.A. AND SUBSIDIARIES

BALANCE SHEETS--MARCH 31, 2002 AND DECEMBER 31, 2001

(In thousands of Brazilian reais)

(Translation of the original in Portuguese)

LIABILITIES AND SHAREHOLDERS' EQUITY

	Company		Consolidated	
	March 31, 2002	December 31, 2001	March 31, 2002	December 31, 2001
	(Unaudited)		(Unaudited)	
CURRENT LIABILITIES:				
Payroll and related charges	-	8	3,170	2,790
Accounts payable	244	335	50,308	67,702
Taxes, other than taxes on income	9	10	12,056	13,340
Dividends	12,352	12,356	12,448	12,453
Interest on capital	1,239	1,243	1,635	1,640
Loans and financing	-	-	64,474	54,331
Hedge operations - swap	-	-	118	1,746
Other liabilities	1	1	19,445	20,932
	13,845	13,953	163,654	174,934
LONG-TERM LIABILITIES:				
Loans and financing	-	-	225,794	231,922
Hedge operations - swap	-	-	4,247	3,576
Reserve for contingencies	-	-	5,519	4,802
Pension plan	-	-	722	680
	-	-	236,282	240,980
SHAREHOLDERS' EQUITY AND FUNDS FOR CAPITALIZATION:				
Shareholders' equity-				
Capital stock	305,396	305,396	305,396	305,396
Capital reserves	124,401	124,401	124,401	124,401
Income reserves	15,722	15,722	15,722	15,722
Retained earnings	3,569	-	3,569	-
	449,088	445,519	449,088	445,519
Funds for capitalization	37	37	37	37
Total liabilities and Shareholders' equity	462,970	459,509	849,061	861,470

The accompanying notes are an integral part of these balance sheets.

TELE LESTE CELULAR PARTICIPAÇÕES S.A. AND SUBSIDIARIES

STATEMENTS OF INCOME

FOR THE QUARTERS ENDED MARCH 31, 2002 AND 2001

(In thousands of Brazilian reais, except for earnings per thousand shares)

(Translation of the original in Portuguese)
(Unaudited)

	Company		Consolidated	
	2002	2001	2002	2001
GROSS OPERATING REVENUE:				
Telecommunication services and products sold	-	-	145,961	124,678
	-	-	145,961	124,678
DEDUCTIONS:				
Value-added taxes	-	-	(22,511)	(18,615)
PIS and COFINS (taxes on revenue)	-	-	(4,965)	(4,255)
Discounts and returns	-	-	(10,844)	(8,620)
	-	-	(38,320)	(31,490)
NET OPERATING REVENUE	-	-	107,641	93,188
Cost of services	-	-	(46,820)	(40,653)
Cost of sales	-	-	(9,385)	(7,055)
	-	-	(56,205)	(47,708)
GROSS PROFIT	-	-	51,436	45,480
OPERATING (EXPENSES) INCOME:				
Selling	-	-	(28,044)	(24,267)
General and administrative	(684)	(1,206)	(11,651)	(13,947)
Financial income (expenses), net	785	530	(5,684)	(6,164)
Other, net	(30)	(19)	1,097	1,870
Equity pick-up	3,516	2,064	-	-
INCOME FROM OPERATIONS	3,587	1,369	7,154	3,421
NONOPERATING EXPENSES, NET	-	-	(116)	(4)
INCOME BEFORE TAXES	3,587	1,369	7,038	3,417
Taxes on income	(18)	-	(3,469)	(1,765)
Deferred income tax	-	230	-	396
NET INCOME	3,569	1,599	3,569	1,599
EARNINGS PER THOUSAND SHARES OUTSTANDING AT END OF PERIOD- R$	0.007	0.003		

The accompanying notes are an integral
part of these statements.

TELE LESTE CELULAR PARTICIPAÇÕES S.A. AND SUBSIDIARIES

NOTES TO THE FINANCIAL STATEMENTS

AS OF MARCH 31, 2002, DECEMBER 31, 2001 AND MARCH 31, 2001

(Amounts in thousands of Brazilian reais, unless otherwise indicated)

(Translation of the original in Portuguese)

1. OPERATIONS

Tele Leste Celular Participações S.A. (the "Company") is a publicly-traded company controlled by Iberoleste Participações S.A. ("Iberoleste") which, as of March 31, 2002, owns 53.81% of the voting capital and 21.90% of total capital. Iberoleste is a subsidiary of Telefónica Móviles S.A.

The Company is the holding company of Telebahia Celular S.A. ("Telebahia") and Telergipe Celular S.A ("Telergipe"), which provide cellular telecommunications services in the States of Bahia and Sergipe, respectively, and are also engaged in activities required or useful for the performance of these services, in conformity with concessions, authorizations and permissions granted to them by the Federal Government. The subsidiaries operate under concessions for an initial period of 15 years. The concessions of Telebahia and Telergipe expire on June 29, 2008 and December 15, 2008, respectively, but can be renewed for an additional 15 years by decision of the granting authorities.

The subsidiaries' activities, including services that they may provide and the tariffs they may charge, are regulated by ANATEL, the regulatory authority for the Brazilian telecommunications industry, pursuant to Law No. 9,472, of July 16, 1997, and related regulations, decrees, decisions and plans.

2. PRESENTATION OF FINANCIAL STATEMENTS

The individual (Company) and consolidated financial statements were prepared in accordance with accounting practices emanating from Brazilian corporate law, standards applicable to telecommunications concessionaires and standards and accounting procedures established by the Brazilian Securities Commission (CVM).

These financial statements include the accounts of the Company and its subsidiaries, as follows:

	Ownership - %
	3.31.2002 and 12.31.2001
Telebahia Celular S.A.	100.00
Telergipe Celular S.A.	100.00

In the consolidated financial statements, all material intercompany balances and transactions were eliminated.

The consolidated financial statements as of December 31, 2001 were, when necessary, reclassified for better comparability.

3. PRINCIPAL ACCOUNTING PRACTICES

The accounting practices applied by the Company and its subsidiaries in the presentation of the quarterly financial statements for the period ended March 31, 2002 are consistent with those set forth in the Notes to the financial statements as of December 31, 2001.

4. CASH AND CASH EQUIVALENTS

	Company		Consolidated	
	March 31, 2002	December 31, 2001	March 31, 2002	December 31, 2001
Banks	52	39	1,691	2,276
Temporary cash investments	12,276	12,987	31,642	26,699
	12,328	13,026	33,333	28,975

Temporary cash investments are represented principally by fixed income instruments (Bank CD's).

5. ACCOUNTS RECEIVABLE

	Consolidated	
	March 31, 2002	December 31, 2001
Unbilled services	13,853	15,188
Billed services	39,889	37,816
Interconnection	20,766	20,978
Ruralcel	822	598
Receivables from products sold	10,599	12,271
Allowance for doubtful accounts	(12,177)	(11,606)
	73,752	75,245

The Ruralcel balance refers to the use of the Company's mobile telecommunication platform by Telemar Norte Leste S.A. (Sergipe), to render services to customers located in the rural area of the state of Sergipe.

Changes in the allowance for doubtful accounts are as follows:

	Consolidated	
	2002	2001
Beginning balance	11,606	11,394
Provision - 1st quarter	3,279	3,609
Write-offs - 1st quarter	(2,708)	(3,910)
Ending balance as of March 31	12,177	11,093
Provision - 2nd, 3rd and 4th quarters		9,577
Write-off - 2nd, 3rd and 4th quarters		(9,064)
Ending balance as of December 31, 2001		11,606

6. RECOVERABLE AND DEFERRED TAXES

	Company		Consolidated	
	2002	2001	2002	2001
Recoverable income tax	5,280	5,097	6,511	7,893
Recoverable social contribution tax	1,022	996	1,543	1,671
Recoverable ICMS (state VAT)	-	-	15,473	15,024
Withholding income tax	1,428	1,012	20,929	19,555
Recoverable taxes	7,730	7,105	44,456	44,143
Deferred tax credits	207	193	179,468	182,140
Deferred FISTEL fee	-	-	13,527	5,565
Other	646	642	850	749
	8,583	7,940	238,301	232,597
Current	(8,376)	(7,747)	(51,805)	(51,756)
Noncurrent	207	193	186,496	180,841

The amount of the fees to the Telecommunications Fiscalization Fund (FISTEL) paid on subscription fees generated monthly, during the year is deferred for amortization over the estimated period of the customers continuing with the subsidiaries, equivalent to 24 months.

Additionally, a FISTEL fee is paid in March on the previous year's mobile and radio-based stations in operation. This fee is periodically allocated to income during the current year.

The main components of deferred income and social contribution tax assets are as follows:

	Company		Consolidated	
	March 31, 2002	December 31, 2001	March 31, 2002	December 31, 2001
Credits on:				
Tax losses	207	193	80,013	77,837
Tax credits from corporate restructuring	-	-	86,694	92,969
Reserve for contingencies	-	-	2,519	2,261
Allowance for doubtful accounts and reserve for inventory adjustments	-	-	4,828	4,465
Provision for pension plan	-	-	245	232
Other	-	-	5,169	4,376
	207	193	179,468	182,140
Current	-	-	(725)	(8,841)
Noncurrent	207	193	178,743	173,299

The deferred tax credits were recognized on the assumption of future realization, as follows:

a. Tax losses - internal projections and the subsidiaries' action plans indicate the full offset of tax loss carryforwards starting in 2002.

b. Tax credits from corporate restructuring - represented by the balance of goodwill net of the equity maintenance reserve (see Note 26). The realization of these tax credits occurs in the same proportion as the amortization of goodwill. The period for amortization of Telebahia's goodwill is five years and ten years for Telergipe. Studies by external consultants used in the restructuring process support the realization of these tax credits over the amortization periods. Considering the economic and operating results to date and the trends of recoverability based on such scenario, the Company is reviewing the goodwill amortization period for Telebahia.

c. Temporary differences - realization of these assets will occur based on the payments of related accruals, effective losses on uncollectible receivables and on inventory realization.

7. INVENTORIES

	Consolidated	
	March 31, 2002	December 31, 2001
Digital cellular phones	13,421	15,594
Analog cellular phones	272	354
Reserve for losses	(1,321)	(1,410)
Materials	249	307
	12,621	14,845

8. OTHER ASSETS

	Company		Consolidated	
	March 31, 2002	December 31, 2001	March 31, 2002	December 31, 2001
Prepaid expenses	-	-	3,043	2,423
Advances	-	-	1,405	798
Tax incentives - FINOR/FINAM	57	57	1,447	1,447
Other	-	-	951	125
	---	---	---------	--------
	57	57	6,846	4,793
Current	-	-	(3,920)	(2,360)
	---	---	---------	--------
Noncurrent	57	57	2,926	2,433
	==	==	=====	=====

9. INVESTMENTS IN SUBSIDIARIES

Information on the Company's investments is shown below:

	Telebahia		Telergipe	
	March 31, 2002	December 31, 2001	March 31, 2002	December 31, 2001
Total shares owned (100%):				
Common	17,997,722	17,997,722	1,011,043	1,011,043
Capital stock	357,819	357,819	34,649	34,649
Shareholders' equity	402,910	400,945	39,092	37,541
Book value per thousand shares - R$	22.41	22.28	38.67	37.13

	Telebahia		Telergipe	
	Quarters ended March 31,		Quarters ended March 31,	
	2002	2001	2002	2001
Net revenue	89,656	78,039	18,888	15,679
Gross profit	41,933	37,508	9,503	7,707
Income (loss) from operations	4,734	4,386	2,349	(718)
Net income (loss)	1,965	2,616	1,551	(552)

Changes in investments are summarized as follows:

	Telebahia	Telergipe	Total
Balances as of December 31, 2000	396,389	36,338	432,727
Equity pick-up	2,616	(552)	2,064
	----------	---------	-----------
Balances as of March 31, 2001	399,005	35,786	434,791
Equity pick-up	2,111	2,032	4,143
Effects of pension plan adjustments in subsidiaries	(171)	(277)	(448)
	----------	---------	-----------
Balances as of December 31, 2001	400,945	37,541	438,486
Equity pick-up	1,965	1,551	3,516
	----------	---------	-----------
Balances as of March 31, 2002	402,910	39,092	442,002
	======	=====	======

10. PROPERTY, PLANT AND EQUIPMENT

		Consolidated					
		March 31, 2002			December 31, 2001		
	Annual depreciation rates - %	Cost	Accumulated Depreciation	Net book value	Cost	Accumulated depreciation	Net book value
Construction in progress	-	116,721	-	116,721	118,426	-	118,426
Automatic switching equipment	14.29	87,506	(40,706)	46,800	87,883	(37,724)	50,159
Transmission	14.29	348,438	(192,987)	155,451	346,062	(180,706)	165,356
Buildings/Infrastructure	4.00	81,420	(21,475)	59,945	79,173	(20,091)	59,082
Terminal equipment	33.00	53,603	(22,273)	31,330	48,535	(18,361)	30,174
Telephone equipment	12.50	5,582	(1,887)	3,695	5,125	(1,546)	3,579
Platform	14.29	33,293	(8,415)	24,878	33,250	(7,226)	26,024
Intangible assets	20.00	33,039	(9,349)	23,690	32,976	(7,736)	25,240
Other	10.00 – 20.00	31,500	(13,734)	17,766	31,267	(12,409)	18,858
		----------	-----------	----------	-----------	-----------	-----------
		791,102	(310,826)	480,276	782,697	(285,799)	496,898
		======	======	======	======	======	======

11. ACCOUNTS PAYABLE

	Company		Consolidated	
	March 31, 2002	December 31, 2001	March 31, 2002	December 31, 2001
Suppliers (materials and services)	244	335	44,775	62,632
Interconnection	-	-	5,226	4,950
Other	-	-	307	120
	-----	-----	---------	---------
	244	335	50,308	67,702
	===	===	=====	=====

12. TAXES, OTHER THAN TAXES ON INCOME

	Company		Consolidated	
	March 31, 2002	December 31, 2001	March 31, 2002	December 31, 2001
ICMS (state VAT)	-	-	7,722	9,681
COFINS (tax on revenue)	7	8	2,428	1,551
PIS (tax on revenue)	2	2	1,401	1,130
FISTEL (regulatory charge)	-	-	505	978
	9	10	12,056	13,340

In January 2000, the subsidiaries filed a lawsuit challenging the constitutionality of Law No. 9,718/98, and claiming the suspension of the difference arising from expanding the PIS and COFINS calculation bases. Of the accrued amounts for COFINS and PIS, R$712 and R$803 (R$656 and R$748 as of December 31, 2001) refer to the amounts not being paid by Telebahia and Telergipe, respectively, based on preliminary court decisions which determined the suspension of payments until a final legal judgment is made.

13. LOANS AND FINANCING

a. Composition of Debt

			Consolidated	
	Currency	Annual charges	2002	2001
Citibank – OPIC	US$	3.0% + LIBOR	87,135	87,015
Several – Resolution No. 63	US$	1.90% - 14.35%	61,514	61,186
NEC do Brasil S.A.	US$	0.6875% - 2.5% + LIBOR and 7.3%	7,960	8,333
Santander	US$	1.90%	1,412	-
European Investment Bank	US$	0.15% + LIBOR	121,943	121,775
ABN Amro Bank Real	US$	0.4% + LIBOR	4,521	4,849
Accrued interest			5,783	3,095
			290,268	286,253
Current			(64,474)	(54,331)
Long-term			225,794	231,922

Loans from the European Investment Bank - BEI and Citibank refer to financing for the expansion and modernization of the cellular telephone network. The balances with NEC do Brasil and ABN Amro Bank Real refer to financing of property items.

b. Maturities

The long-term portion as of March 31, 2002 matures as follows:

2003	48,307
2004	53,913
2005	1,631
2006	-
2007	-
2008	121,943

	225,794
	======

c. Guarantees and Derivatives

		Consolidated	
Bank	Guarantees	March 31, 2002	December 31, 2001
Citibank	Tele Leste Celular and political risk guaranteed by Overseas Private Investment Corporation (OPIC)	87,135	87,015
BankBoston – Resolution No. 63	Tele Leste Celular	48,010	47,962
NEC do Brasil S.A.	Tele Leste Celular	7,960	8,333
European Investment Bank:			
Telebahia Celular S.A.	Commercial risk guaranteed by Banque Sudameris – Banca Commerciale Italiana	88,715	88,542
Telergipe Celular S.A.	Commercial risk guaranteed by Banque Sudameris – Banca Commerciale Italiana and Tele Leste CelularParticipações S.A.	33,228	33,233
ABN Amro Bank Real	Tele Leste Celular	4,521	4,849
		-----------	-----------
		269,569	269,934
		======	======

The subsidiaries have exchange hedges in the total amount of US$125,063,000 equivalent to 100% of foreign currency debt as of March 31, 2002. As of that date, the Company recorded a loss of R$4,217 on its hedge operations, with a balance of R$3,932 in assets and R$4,365 in liabilities.

14. OTHER LIABILITIES

	Consolidated	
	March 31, 2002	December 31, 2001
Salary premiums	810	2,938
Telerj Celular S.A. (Note 23)	1,356	1,675
Advances from customers – prepaid recharge cards	2,147	2,752
Technical assistance fees (Note 23)	12,221	11,318
Accrual for rewards program	2,482	1,760
Other	429	489
	---------	---------
	19,445	20,932
	=====	=====

In August 2001, the subsidiaries started a rewards program which transforms calls into points, for future exchange for cellular phones. Points accumulated are accrued as they are earned and considering the expected utilization based on the registered customer's consumption profile. The accrual is reduced when the customer obtains the phone.

15. RESERVE FOR CONTINGENCIES

	Consolidated	
	March 31, 2002	December 31, 2001
Tax	2,468	2,468
Labor	1,228	1,232
Civil	1,823	1,102
	-------	-------
	5,519	4,802
	====	====

The reserves for tax, labor, and civil lawsuits represent estimates made by management, based on the opinion of legal counsel as to probable losses related to various pending lawsuits.

The subsidiaries are also parties to several lawsuits involving labor, tax and civil issues arising from normal operations, which are pending. The Company, based on the opinion of legal counsel, believes that the risk of loss on these lawsuits is not probable. The principal lawsuits are as follows:

a. Tax

- Telebahia was assessed due to the nonpayment of ICMS on activation revenue starting February 1998. The amount involved is R$3,216.

- Telergipe was assessed, in relation to ICMS, on operations with phone sets and telecommunications services provided, totaling R$2,902, challenging: a) lack of reversal and undue credit utilization; b) untimely underpayment of takes on telecommunications services.

The Company believes that the decision on these issues will not have a significant adverse effect on its financial position and, therefore, has not recognized a reserve in the financial statements as of March 31, 2002.

b. Labor and civil

- Include indemnization claims against the subsidiaries involving amounts of approximately R$3,719. Additionally, the subsidiaries are parties to a number of claims from employees totaling approximately R$1,964. Accrued amounts in the financial statements as of March 31, 2002 are based on the opinions of the companies' legal counsel.

16. SHAREHOLDERS' EQUITY

a. Capital Stock

As of March 31, capital is composed of shares without par value, as follows:

	Number (thousands)
Common shares	166,008,044
Preferred shares	313,436,995
	479,445,039

Preferred shares are entitled to minimum noncumulative cash dividends of 6% per year on the paid-up capital attributable to those shares. After the minimum dividend is paid to preferred shareholders, holders of common shares can receive the same dividends as those paid on preferred shares, as long as there is an available balance.

Additional dividends declared by the Company will be ratably divided between common and preferred shareholders.

b. Special Reserve for Expansion and Modernization

This reserve was recognized to cover expansion and modernization plans for the subsidiaries' facilities and services. Recognition of this reserve was approved on March 9, 2000. Under the provisions of article 189 of Brazilian corporate law, a portion of this reserve was absorbed by part of the net loss for 2000. In December 2001, another portion was reversed to be distributed as part of dividends and prior-year adjustments generated by the recognition of liabilities related to the pension plan (see Note 25).

c. Special Reserve for Goodwill

This reserve represents the goodwill special reserve recognized as a result of the Company's corporate restructuring.

17. NET OPERATING REVENUE

	Consolidated	
	Quarters ended March 31,	
	2002	2001
Monthly subscription charges	21,605	18,955
Usage charges	51,060	44,615
Charges for use outside the concession area	1,901	1,842
Additional charges per call	7,590	6,601
Interconnection (network usage charges)	44,868	39,202
Ruralcel	300	253
Additional services	2,968	1,465
Gross operating revenue	130,292	112,933
Products sold	15,669	11,745
	145,961	124,678
Revenue deductions	(38,320)	(31,490)
Net operating revenue	107,641	93,188

18. COST OF SERVICES AND COST OF SALES

	Consolidated	
	Quarters ended March 31,	
	March 31, 2002	March 31, 2001
Depreciation	(18,364)	(16,674)
Personnel	(771)	(682)
Products sold	(9,385)	(7,055)
Materials, rent and insurance	(4,354)	(4,289)
Outside services	(2,815)	(1,311)
Interconnection (network usage charges)	(11,038)	(8,134)
Network connections	(5,111)	(4,813)
FISTEL	(4,355)	(4,715)
Other	(12)	(35)
	(56,205)	(47,708)

19. SELLING EXPENSES

	Consolidated	
	Quarters ended March 31,	
	2002	2001
Depreciation	(5,296)	(3,136)
Personnel	(3,421)	(2,447)
Materials, rent and insurance	(956)	(953)
Outside services	(14,709)	(13,463)
Allowance for doubtful accounts	(3,279)	(3,609)
Other	(383)	(659)
	---------	---------
	(28,044)	(24,267)
	=====	=====

20. GENERAL AND ADMINISTRATIVE EXPENSES

	Company		Consolidated	
	Quarter ended March 31,			
	2002	2001	2002	2001
Depreciation	-	-	(1,381)	(1,538)
Personnel	(34)	(132)	(3,068)	(4,306)
Materials, rent and insurance	-	(8)	(330)	(362)
Outside services	(638)	(1,062)	(6,002)	(6,982)
Other	(12)	(4)	(870)	(759)
	-----	-------	---------	---------
	(684)	(1,206)	(11,651)	(13,947)
	===	====	=====	=====

21. FINANCIAL INCOME (EXPENSES), NET

	Company		Consolidated	
	Quarters ended March 31,			
	2002	2001	2002	2001
Hedge operations, net	-	-	(4,217)	30,703
Income from temporary cash investments	532	511	794	3,431
Other interest	275	-	1,663	491
Charges on financial transactions	(13)	(3)	(4,050)	(7,601)
Monetary/Exchange variations, net	(9)	22	146	(33,188)
Other, net	-	-	(20)	-
	-----	-------	----------	--------
	785	530	(5,684)	(6,164)
	===	====	=====	====

22. TAXES ON INCOME

The composition of income tax credits (expense) is as follows:

	Company		Consolidated	
	Quarters ended March 31,			
	2002	2001	2002	2001
Social contribution tax expense	(6)	-	(1,697)	(462)
Income tax expense	(12)	-	(1,772)	(1,303)
Deferred social contribution tax	-	62	-	120
Deferred income tax	-	168	-	276
	(18)	230	(3,469)	(1,369)

The following is a reconciliation of the reported credits (expense) of taxes on income and the amounts calculated based on the combined official rates of 34%:

	Company		Consolidated	
	Quarters ended March 31,			
	2002	2001	2002	2001
Income before taxes	3,587	1,369	7,038	2,968
Tax expense at the official rate	(1,219)	(465)	(2,393)	(1,009)
Permanent additions:				
Nondeductible expenses	-	-	(144)	(354)
Other	-	(6)	-	(6)
Permanent exclusions:				
Equity pick-up	1,195	701	-	-
Other	6	-	118	-
Rate difference – Social Contribution Tax	-	-	(1,050)	-
Tax credits (expense) in statements of income	(18)	230	(3,469)	(1,369)

Deferred taxes are calculated based on temporary differences (Note 6).

23. TRANSACTIONS WITH RELATED PARTIES

The principal transactions with unconsolidated related parties are as follows:

(a) Use of Network and Long-distance (Roaming) Cellular Communication--These transactions involve the companies owned by same group, Telerj Celular S.A., Telest Celular S.A., Telecomunicações de São Paulo S.A. - Telesp, Celular CRT S.A. and Telefónica Servicios Móviles. These transactions were established based on contracts between Telebrás and the operating concessionaires before privatization. The terms of these transactions are regulated by ANATEL.

(b) Technical Assistance--Approximately 1% of net revenues from telecommunication services is paid to Telefónica Móviles S.A. related to new services development.

(c) Rendering of Services--The following services are rendered by companies owned by the same group:

- Corporate services centralized at Telerj Celular S.A., transferred to other subsidiaries at costs effectively incurred.
- Call center services rendered by Atento Brasil S.A. to users of telecommunications services of subsidiaries.
- Implementation and maintenance of profitability and cost control system by Telefónica Móbile Solution.
- Implementation services for facilities' security system rendered by Telefónica Engenharia.

The commercial conditions of these services are based on the usual market practices applied to the Companies' other contracts.

The summary of balances and transactions with unconsolidated related parties is presented as follows:

	March 31, 2002	December 31, 2001
Current assets:		
Accounts receivable	1,642	289
Current liabilities:		
Accounts payable and accrued expenses	15,209	15,411

	Quarters ended March 31,	
	2002	2001
Net operating revenue from cellular telephony services	3,219	2,469
Cost of services rendered	1,301	1,162
Operating expenses:		
Services rendered	1,660	1,176
Technical assistance	904	1,619
Call center services	2,110	910

24. FINANCIAL INSTRUMENTS

In compliance with the provisions of CVM Instruction No. 235/95, the Company and its subsidiaries have evaluated the book values of their assets and liabilities in relation to market values, based on available information and appropriate valuation methodology. However, the interpretation of market information, as well as the selection of methodologies, requires considerable judgment and reasonable estimates in order to produce adequate realization values. As a result, the estimates determined do not necessarily indicate the amounts which might be realized in the present market. The use of different market approaches and/or methodologies for the estimates may have a significant effect on the estimated realizable values.

The Company's investments are carried under the equity method and consist of subsidiaries of strategic interest for the Company. Therefore, market value considerations are not applicable. Accounts receivable and accounts payable current balances approximate market values, due to the short-term maturities of these instruments.

The principal market risk factors that affect the Company's business are detailed below:

a. Exchange Rate Risk

This risk arises from the possibility that the Company will incur losses due to exchange rate fluctuations, and as a consequence, the balances of loans and financing denominated in foreign currency and related financial expenses will increase. To reduce this type of risk, the Company enters into hedge contracts (swaps) with financial institutions.

As of March 31, 2002, all the Company's debt was denominated in U.S. dollars, and 100% of the indebtedness was covered by asset positions for hedge operations (swap US$ versus CDI). Swap operations were made to cover the future maturities of the debt in U.S. dollars, subject to LIBOR, and fixed or variable interest. Unrealized gains or losses on these operations are included in income.

b. Interest Rate Risk

This risk originates from the possibility that the Company will incur losses due to interest rate fluctuations that would increase the financial expenses on loans and financing. The Company has not made any derivative hedge operation to protect itself from this risk. However, the Company continually monitors market interest rates, aiming at evaluating the possible need for derivative contracts, so as to protect itself against the risk of volatility in these rates.

As of March 31, 2002, the Company had R$290,268 in loans and financing, of which R$71,475 was subjected to interest at fixed rates, and R$218,793 at floating rates (primarily LIBOR-based). The Company invests its excess cash (R$31,642 as of March 31, 2002) mainly in short-term instruments. The carrying values of these temporary cash investments are based on market quotations for these or similar instruments, or based on expected future cash flows, discounted at available investment rates, whenever there are no quotations for these instruments.

c. Credit Risk

The risk arises from the possibility that the Company will incur losses from the difficulty of receiving amounts billed to its customers, dealers of cell phones and distributors of prepaid recharge cards. To reduce this type of risk, the Company makes credit analysis to assist in managing late payment risk, and monitors subscribers' accounts receivable, interrupting calls, in case the customer does not pay related bills. Regarding retailers and distributors, the Company maintains individual credit limits, based on analyses of the sales potential, risk history and default rate.

25. POST-RETIREMENT EMPLOYEE BENEFIT PLANS

The subsidiaries, together with other companies of the former Telebrás System, sponsor private pension and health care plans for retired employees, managed by Fundação Sistel de Seguridade Social – SISTEL. Until December 1999, all sponsors of the plans managed by SISTEL were unified as to all plans then existent. On December 28, 1999, the sponsors negotiated conditions to create pension plans individualized by sponsor (PBS – Tele Leste) and maintenance of unification only for the participants already covered and who were in such position on January 31, 2000 (PBS – A), resulting in a proposal for the restructuring of SISTEL's bylaws and regulations, which was approved by the Secretariat for Social Security and Supplementary Benefits on January 13, 2000.

Due to the end of unification in December 1999, the subsidiaries individually sponsor a defined benefit plan (PBS Tele Leste Celular Plan), which covers approximately 1% of the Company's employees. In addition to the supplementary pension benefit, a multi-sponsored health care plan (PAMA) is provided to retired employees and their dependents, at shared costs. Contributions to the PBS Tele Leste Celular Plan are determined based on actuarial valuations prepared by independent actuaries, in accordance with the standards applicable in Brazil. The method used for cost determination is the capitalization method and the sponsor's contribution represents 13.5% of the participating employees' payroll, 12% of which is earmarked for PBS Tele Leste Celular Plan and 1.5 % for the PAMA Plan.

For the other 91% of the subsidiaries' employees, there is an individual defined contribution plan - Visão Celular Benefit Plan, established by SISTEL in August 2000. The Visão Celular Plan is supported by contributions made by the participants (employees) and by the sponsor, which are credited to participants' individual accounts. The subsidiaries are responsible for the costing of all administrative and maintenance expenses, including risks of death and disability of participants. The employees participating in the defined benefit plan (PBS Tele Leste Celular) were granted the option of migrating to the Visão Celular Plan. This option was extended to employees who did not participate in the PBS Tele Leste Celular Plan, as well as to all new hires. The Company's contributions to the Visão Celular Plan are similar to those of the participants, varying from 0% to 7% of the contribution salary, according to the percentage opted for by the participant.

During the first quarter of 2002, the subsidiaries contributed the amount of R$1 to the PBS Tele Leste Celular Plan and R$165 to the Visão Celular Plan.

As permitted by CVM Instruction No. 371, of December 13, 2000, the Company elected to recognize the actuarial liabilities of its defined benefit plans directly in shareholders' equity as of December 31, 2001, net of related tax effects. Regarding the actuarial valuation of the plans, the Company established the projected unit credit method for the plans' positions as of November 30, 2001, as permitted by Technical Interpretation No. 01/01 of IBRACON (Brazilian Institute of Independent Auditors), ratified by CVM by Resolution No. 01/2002. For multi-sponsored plans (PAMA and PBS-A), the apportionment of the plan's assets was made in accordance with the Company's actuarial liabilities, in comparison with the plan's total liabilities. The total obligation recognized was R$448.

For the quarter ended March 31, 2002, the Company recorded, on a proportional basis, the actuarial cost forecast for 2002. The total amount recognized, as of March 31, 2002, was R$42.

26. CORPORATE RESTRUCTURING

On November 29, 2000, the corporate restructuring process was concluded, in which the goodwill paid on the privatization process of the Company was transferred to its subsidiaries.

The financial statements maintained for the Companies' corporate and tax purposes include specific accounts related to transferred goodwill and reserves, and corresponding amortization, reversals and tax credits, the balances of which, as of March 31, 2002, are as follows:

	Balances as as of spin-off date	Partial spin-off		December 31, 2001	March 31, 2002
		Telebahia	Telergipe	Consolidated	
Balance sheet:					
Goodwill – spun-off	376,316	(355,879)	(14,285)	284,038	265,582
Reserves - spun-off	(251,972)	238,282	9,571	(191,069)	(178,888)
Net effect equivalent to tax credit	124,344	117,597	4,714	92,969	86,694
Statements of income:					
Goodwill amortization				73,823	18,456
Reversal of reserve				(48,723)	(12,181)
Tax credit				(25,100)	(6,275)
Net effect on income				-	-

As shown above, the amortization of goodwill, net of the reversal of the reserve and of the corresponding tax credit, results in a zero effect on income and, consequently, on the basis for calculating the minimum mandatory dividend. In order to better present the financial position of the Companies in the financial statements, the net amount of R$86,694 as of March 31, 2002 (R$92,969 as of December 31, 2001), which, in essence, represents the tax credit from the partial spin-off, was classified in the balance sheet as a noncurrent asset - deferred taxes (see Note 6).

27. EXPLANATION ADDED FOR TRANSLATION TO ENGLISH

The accompanying financial statements are presented on the basis of accounting practices emanating from corporate law in Brazil. Certain accounting practices applied by the Company and its subsidiaries that conform with those accounting practices in Brazil may not conform with generally accepted accounting principles in the countries where these financial statements may be used.

* * * * * * * * * * * * *

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELE LESTE CELULAR PARTICIPAÇÕES S.A.

Date: May 16, 2002

By ______________________________

Name: Gilmar Roberto Pereira Camurra

Title: Vice-President